SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold is Considering an IPO of its Two Subsidiaries dated September 18, 2007.

     2. Press Release re Internet Gold Received an A1 Rating dated September 18, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold is Considering an IPO of its Two Subsidiaries

Tuesday September 18, 3:43 am ET

PETACH TIKVA, Israel, September 18 /PRNewswire-FirstCall/ -- Internet Gold, (NASDAQ NMS and TASE: IGLD) today reported that it is considering filing registration statements with the U.S. Securities and Exchange Commission for the initial public offering of the ordinary shares of either or both of its two wholly-owned subsidiaries, 012 Smile.Communications Ltd. and Smile.Media Ltd., in underwritten offerings.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares of 012 Smile.Communications Ltd. or Smile.Media Ltd. This announcement is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended.

The statement above about the filing of registration statements is a forward-looking statement made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statement is subject to a variety of risks and uncertainties, known and unknown, which may cause the company or its subsidiaries to delay filing registration statements, or not to file at all. Our subsidiaries may not file a registration statement if U.S. market conditions deteriorate, or if their performance will not support a successful initial public offering. Other potential risks and uncertainies that could cause our actual results to differ materially from the forward-looking statement are detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 012 Smile.Communications 100% owned subsidiary is one of Israel's major Internet and International Telephony service providers, and one of its largest providers of enterprise/IT integration services. Its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at http://www.igld.com.





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                                                                          ITEM 2

Press Release                                              Source: Internet Gold

Internet Gold Received an A1 Rating

Tuesday September 18, 3:49 am ET

PETACH TIKVA, Israel, September 18 /PRNewswire-FirstCall/ -- Internet Gold, (NASDAQ NMS and TASE: IGLD) today reported that it received a rating of A1 from Midroog Ltd. (an Israeli rating company which is affiliated with Moody's) for the allotment of a series of debentures in a sum of up to NIS 423 million. The offering of the debentures will be subject to market conditions.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 012 Smile.Communications 100% owned subsidiary is one of Israel's major Internet and International Telephony service providers, and one of its largest providers of enterprise/IT integration services. Its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at http://www.igld.com.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: September 18, 2007